UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 30, 2010	By:	/S/ ELENA SHMATOVA
	Name:	Elena Shmatova
	Title:	General Director

EXPLANATORY NOTE

OJSC VimpelCom held its Annual General Shareholders Meeting (AGSM) today in Moscow, and shareholders approved all agenda items and elected a new Board of Directors. The composition of the Board of Directors did not change. OJSC VimpelCom is submitting a copy of the voting results of the AGSM on this Form 6-K to the U.S. Securities and Exchange Commission.

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No 44 of June 30, 2010)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on June 30, 2010 by the decision of the Board of Directors of the Company made on May 24, 2010.

The Annual General Meeting was conducted in the form of a meeting (voting may be effected by sending completed voting ballots to VimpelCom).

The Meeting was held at 4, Krasnoproletarskaya Ulitsa, Moscow, 127006, Russian Federation.

The total number of votes cast by the shareholders that participated in the Meeting was 57 696 432 constituting 99.9810% of the total number of voting shares.

The Meeting had a quorum.

Chairman of the Meeting – Ms. Marina A. Dumina.

Secretary of the Meeting – Ms. Elena V. Fedotova.

The agenda of the Meeting:

1.	Approval of the 2009 VimpelCom Annual Report prepared in accordance with Russian law;

2.	Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2009 (prepared in accordance with Russian statutory accounting principles);

3.	Allocation of profits and losses resulting from 2009 financial year operations including adoption of the decision on non-payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A”;

4.	Election of the Board of Directors;

5.	Election of the Audit Commission;

6.	Approval of external auditor.

The following decisions were made by the Meeting on each agenda Item:

Item No 1: Approval of the 2009 VimpelCom Annual Report prepared in accordance with Russian law

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 57 696 432.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
56 806 527	573	477

The decision taken:

To approve the 2009 VimpelCom Annual Report prepared in accordance with Russian law.

Item No 2: Approval of VimpelCom’s unconsolidated accounting statements, including Profit and Loss Statement for 2009 (prepared in accordance with Russian statutory accounting principles)

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 57 696 432.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
56 806 526	583	468

The decision taken:

To approve VimpelCom’s 2009 unconsolidated accounting statements, including Profit and Loss Statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza LLC.

Item No 3: Allocation of profits and losses resulting from 2009 financial year operations including adoption of the decision on non-payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A”

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 57 696 432.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
56 806 029	1 178	369

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The decision taken:

Not to pay annual dividends to holders of common registered shares based on 2009 financial year results; and to pay in cash annual dividends to holders of preferred registered shares of type “A” based on 2009 financial year results in the amount of 0.1 kopeck per preferred share. Taking into account the interim payment of dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share of type “A”, to pay 0.025 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2009 operating results into the business.

Item No 4: Election of the Board of Directors

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of cumulative votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 519 368 598.

The number of cumulative votes held by persons who participated in the Meeting is 519 267 888.

Quorum on the item put for voting was present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Mikhail M. Fridman	56 479 376
2. Kjell Morten Johnsen	56 479 751
3. Hans Peter Kohlhammer	57 105 704
4. Jo Olav Lunder	56 488 699
5. Oleg A. Malis	56 478 872
6. Leonid R. Novoselsky	57 105 344
7. Alexey M. Reznikovich	56 479 143
8. Ole Bjorn Sjulstad	56 479 026
9. Jan Edvard Thygesen	56 479 087

Number of votes recognized to be invalid and not counted in the results of voting on this Item is 0.

The decision taken:

To elect the following members to the Board of Directors: Mikhail M. Fridman, Kjell Morten Johnsen, Hans Peter Kohlhammer Jo Olav Lunder, Oleg A. Malis, Leonid R. Novoselsky, Alexey M. Reznikovich, Ole Bjorn Sjulstad, Jan Edvard Thygesen.

Item No 5: Election of the Audit Commission

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 57 696 432.

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Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
56 805 802	462	1 304

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.

Item No 6: Approval of external auditor

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 57 696 432.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
56 806 604	626	338

The decision taken:

To approve the firm Rosexpertiza LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2010 results.

Chairman of the Meeting	Marina A. Dumina

Secretary of the Meeting	Elena V. Fedotova

June 30, 2010

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